Exhibit 6.5

TAX PROTECTION AGREEMENT

THIS TAX PROTECTION AGREEMENT (“Agreement”), dated as of _________, 2016, is made by HC Government Realty Holdings, L.P., a Delaware limited partnership (“Partnership”) and Holmwood Capital, LLC, a Delaware limited liability company (“Contributor”).

WHEREAS, pursuant to the Contribution Agreement, dated as of March 31, 2016, by and between Contributor and Partnership (the “Contribution Agreement”), and the Amendment to Agreement of Limited Partnership of Partnership, dated as of ________ __, 2016 (the “Partnership Amendment”), Contributor will contribute all of the membership interests in seven (7) limited liability companies, each such company owning a fee interest in a Property (as defined below), to Partnership in exchange for OP Units (as defined in the Partnership Amendment) of Partnership (the “Contribution”);

WHEREAS, for federal income tax purposes, it is intended that the Contribution will be treated as a tax-free contribution by Contributor to Partnership of the Properties in exchange for OP Units under Section 721 of the Internal Revenue Code of 1986, as amended (the “Code”);

WHEREAS, pursuant to the Contribution Agreement, Partnership has agreed to make certain undertakings to Contributor as provided herein;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

1. Definitions.  All capitalized terms used and not otherwise defined in this Agreement shall have the meaning set forth in the Partnership Amendment.  As used herein, the following terms have the following meanings:

“Accounting Firm” shall have the meaning set forth in Section 3(c).

“Closing” and “Closing Date” shall have the meanings ascribed to them in the Contribution Agreement.

“Flow-Through Entity” shall mean any entity that is classified as a partnership or entity that is disregarded as being separate from its owner for United States federal income tax purposes.

“Partnership Units” shall mean any series of preferred or common units of Partnership.

“Guarantee Opportunity” shall have the meaning set forth in Section 5(c).

“Guaranty Agreement” shall mean, with respect to any guarantee entered into pursuant to Section 5(c) hereof, a guarantee to be entered into by and among Partnership (or a subsidiary of Partnership that is a Flow-Through Entity) as borrower, a lender, and Contributor in the form to the reasonable satisfaction of the Contributor.

“Modified Protected Amount” shall have the meaning set forth in Section 5(c).

 “Partnership Amendment” shall have the meaning set forth in the Recitals.

“Property” shall mean each of the Properties as defined in the Contribution Agreement.

“Protected Amount” of Contributor initially shall mean the amount listed on Schedule A hereto with respect to each Property, and shall be reduced from time to time to the extent of any gain recognized by Contributor upon any sale, exchange, transfer or disposition by Contributor of some or all of its Protected Units.

“Protected Period” shall mean the aggregate of (1) the period beginning on the Closing Date and ending on the date that is eighty-four (84) months after the Closing Date (the “Initial Protected Period”), and (2) the period beginning immediately after the Initial Protected Period and ending on the date that is one-hundred twenty (120) months after the Closing Date (the “Final Protected Period”).

“Protected Property” shall mean each Property; any property acquired by Partnership or any entity in which Partnership holds a direct or indirect interest in exchange for Protected Property in a transaction described in Section 2(b)(i); and any other property received by Partnership, or any entity in which Partnership holds a direct or indirect interest, as “substituted basis property” as defined in Section 7701(a)(42) of the Code with respect to any such Protected Property.

“Protected Property Disposition” shall have the meaning set forth in Section 2(a).

“Protected Units” shall mean (1) the Partnership Units issued in the Contribution to Contributor, and (2) any Partnership Units thereafter issued by Partnership to Contributor in exchange for Protected Units held by Contributor in a transaction in which Contributor’s adjusted basis, as determined for federal income tax purposes, in the newly issued Partnership Units is determined, in whole or in part, by reference to Contributor’s adjusted basis, as determined for federal income tax purposes, in the Protected Units exchanged.  A Protected Unit shall cease to constitute a Protected Unit upon any other sale, exchange, transfer or other disposition of such Protected Unit.

“Qualified Non-Recourse Debt” shall have the meaning set forth in Section 5(a).

“Qualifying Debt” shall mean direct or indirect indebtedness of Partnership provided that (1) such indebtedness is treated as a “nonrecourse liability” of Partnership for purposes of Section 752 of the Code and the Treasury Regulations thereunder and secured by property or other assets owned directly or indirectly by Partnership and (2) such indebtedness is the most senior indebtedness secured by the subject properties.

2. Restrictions on Dispositions of Protected Properties.

(a) Subject to Section 2(b), Partnership agrees, for the benefit of Contributor, that neither Partnership nor any entity in which Partnership holds a direct or indirect interest will consummate a sale, transfer, exchange, or other disposition of any Protected Property (a “Protected Property Disposition”) during the Protected Period.

(b) Section 2(a) shall not apply to (i) any transaction with respect to a Protected Property, such as a transaction which qualifies as a tax-free exchange under Code Section 1031 or 1033 or a tax-free contribution under Code Section 721, which would not result in the allocation of income or gain to Contributor with respect to Protected Units, (ii) the conveyance of any Protected Property, in whole or in part, to any person in connection with a foreclosure proceeding or deed in lieu thereof, provided that, at no time did Partnership encumber the Property with debt that in the aggregate exceeded 65% of its value at the time the Property first became subject to such debt, (iii) the transfer of any Protected Property pursuant to a call option in existence on the Closing Date, (iv) the condemnation or other taking of any Protected Property by a governmental entity or authority in eminent domain proceedings or otherwise, provided that, Partnership has made a good faith effort to effectuate a tax-free exchange pursuant to Code Section 1033 with respect to such disposition, (v) any redemption by Partnership of Protected Units, or (vi) a sale or other disposition of all or substantially all of Partnership’s assets (by merger or otherwise).

3.           Indemnity by Partnership for Breach of Obligations set forth in Section 2.

(a)           Subject to Section 3(b), in the event that Partnership breaches its obligation set forth in Section 2(a), Partnership shall pay to Contributor as damages an amount equal to the aggregate federal, state and local income taxes incurred by Contributor and the members of Contributor as a result of the gain recognized by or allocated to Contributor with respect to Protected Units by reason of such Protected Property Disposition, plus an additional amount so that, after the payment by Contributor and such members of all taxes with respect to amounts received by Contributor pursuant to this Section 3(a), Contributor will retain an amount equal to the total tax liability incurred by Contributor and its members as a result of the Protected Property Disposition.  In the event of a Protected Property Disposition that would constitute a breach of Section 2(a) hereof, Partnership shall notify Contributor in writing of such Protected Property Disposition no later than thirty (30) days prior to the anticipated date of such Protected Property Disposition, and shall include with such notice the approximate sales price or other amount expected to be realized for income tax purposes in connection therewith and a list of any information needed by Partnership to calculate the amount due under this Section 3(a). Contributor shall provide Partnership with any information requested by Partnership (including information regarding its members) within thirty (30) days following the date of such request.  Partnership shall prepare a computation of the indemnity payment, if any, owing to Contributor under this Section 3(a), which computation shall be delivered to Contributor within fifteen (15) days after the receipt of the information requested from Contributor, or if later, within five (5) days following the closing of the Protected Property Disposition. Partnership shall make any required indemnity payment owing to Contributor pursuant to this Section 3(a) no later than five (5) days prior to the due date of the quarterly estimated tax payment date for individuals that next follows Partnership’s delivery of the computation of the indemnity payment to Contributor.  For purposes of computing the required indemnity payment to Contributor, the following rules shall apply in determining the taxes incurred by Contributor and each member of Contributor: (i) all income arising from a transaction or event that is treated as ordinary income under the applicable provisions of the Code shall be treated as subject to federal, state and local income tax at an effective tax rate imposed on ordinary income of a corporation or an individual doing business or residing in Sarasota, Florida (with respect to Contributor) or the city and state of residence of each member of Contributor, determined using the maximum federal rate of tax on ordinary income and the maximum state and local rates of tax on ordinary income then in effect in each such city and state, (ii) all other income arising from the transaction or event shall be subject to federal, state, and local income tax at the effective tax rate imposed on long-term capital gains of a corporation or an individual doing business in or residing in Sarasota, Florida (with respect to Contributor) or the city and state of residence of each member of Contributor, determined using the appropriate federal, state and local rates on long-term capital gains (taking into account the “unrecaptured section 1250 gain” with respect to the Property) then in effect, (iii) any amounts payable with respect to state and local income taxes shall be assumed to be fully deductible (with any limitation or phaseout applied on a proportional basis with other deductions taken into account in the calculation of the limitation or phaseout) for federal income tax purposes, and (iv) any amounts payable with respect to local income taxes shall be assumed to be fully deductible (with any limitation or phaseout applied on a proportional basis with other deductions taken into account in the calculation of the limitation or phaseout) for state income tax purposes.  For purposes of computing the aggregate damages payable under this Section 3(a) with respect to a Protected Property Disposition, in no event shall the gain taken into account with respect to the Protected Property exceed the amount of gain with respect to such Protected Property that would have been allocated to Contributor with respect to the Protected Units if Partnership had sold such Protected Property in a fully taxable transaction on the day following the Closing of the Contribution for a purchase price equal to the fair market value of such Protected Property at such time, after subtracting from such amount any gain that was recognized after the Closing Date by Contributor upon a transfer of some or all of its Protected Units. Notwithstanding anything to the contrary contained in this Agreement, (y) the determination of Contributor’s damages for any breach of Section 2 shall not take into account any amount arising from appreciation in the Property or the Protected Units after the Closing Date, and (z) only this Section 3, and not Section 6, shall apply to the extent of any Protected Property Disposition.

(b)           The damage payments provided for by Section 3(a) shall apply to Protected Property Dispositions that occur during the Initial Protected Period.  If a Protected Property Disposition occurs during the Final Protected Period, the damage payment shall be the amount determined under Section 3(a) multiplied by the applicable percentage determined in accordance with the following table based upon the date of the Protected Property Disposition:

If the date of disposition is:	The applicable percentage is:
From 84 months and one day to 96 months after the Closing Date	75%
From 96 months and one day to 108 months after the Closing Date	50%
From 108 months and one day to 120 months after the Closing Date	25%

(c)           Notwithstanding any provision of this Agreement to the contrary, the sole and exclusive rights and remedies of Contributor (including rights and remedies on behalf of its members) for a breach or violation of the covenants set forth in Section 2(a) shall be a claim for damages against Partnership, computed as set forth in Sections 3(a) and 3(b), and Contributor shall not be entitled to pursue a claim for specific performance of the covenant set forth in Section 2(a) or bring a claim against any person that acquires a Protected Property from Partnership in violation of Section 2(a). If Partnership has breached or violated the covenant set forth in Section 2(a) (or Contributor asserts that Partnership has breached or violated the covenant set forth in Section 2(a)), Partnership and Contributor agree to negotiate in good faith to resolve any disagreements regarding any such breach or violation and the amount of damages, if any, payable to Contributor under Section 3(a).  If any such disagreement cannot be resolved by Partnership and Contributor within thirty (30) days after the date of the Protected Property Disposition, Partnership and Contributor shall jointly retain a nationally recognized independent public accounting firm (the “Accounting Firm”) to act as an arbitrator to resolve as expeditiously as possible all points of any such disagreement (including, without limitation, whether a breach of the covenant set forth in Section 2(a) has occurred and, if so, the amount of damages to which Contributor is entitled as a result thereof, determined as set forth in Section 3(a) or 3(b)). All determinations made by the Accounting Firm with respect to the resolution of any breach or violation of the covenant set forth in Section 2(a) and the amount of damages payable to Contributor under Section 3(a) or 3(b) shall be final, conclusive and binding on Partnership and Contributor.  The fees and expenses of the Accounting Firm incurred in connection with any such determination shall be shared equally by Partnership and Contributor.  In the event that Partnership and Contributor, each having acted in good faith and with its best efforts to select an Accounting Firm, are unable to retain an Accounting Firm within the thirty (30) day period mentioned above, then the Accounting Firm shall be that “Big Four” firm that has not rendered any auditing or other significant amount of services to either of Partnership and Contributor for the previous two years, or if more than one, the one chosen by Partnership.

4.           Section 704(c) Method; Non-Recourse Liability Allocation Method.  Partnership shall use, and shall cause any other entity in which Partnership has a direct or indirect interest to use, the “traditional method” under Regulations Section 1.704-3(b) for purposes of making allocations under Section 704(c) of the Code with respect to each Protected Property to take into account the book-tax disparities as of the effective time of the Contribution with respect to such Protected Property and with respect to any revaluation of such Protected Property pursuant to Regulations Sections 1.704-1(b)(2)(iv)(f) and 1.704-3(a)(6) with no “curative allocations,” “remedial allocations,” or adjustments to other items to offset the effect of the “ceiling rule.”  With respect to each Protected Property, Partnership will first allocate “excess non-recourse liabilities,” as defined in Regulations Section 1.752-3(a)(3), to Contributor up to the amount of built-in gain that is allocable to Contributor on “section 704(c) property” (as defined under Regulations Section 1.704-3(a)(3)(ii)) or property for which reverse “section 704(c) allocations” are applicable (as described in Regulations Section 1.704-3(a)(6)(i)) where such property is subject to nonrecourse liabilities and Contributor’s built-in gain exceeds its gain described in Regulations Section 1.752-3(a)(2) with respect to the Protected Property.

5.           Obligation of Partnership to Maintain Certain Nonrecourse Debt.

(a)           Subject to Section 5(c), at all times through the Protected Period, Partnership agrees to maintain, directly or indirectly, and on a continuous basis, an amount of “nonrecourse liabilities” (within the meaning of Regulations Sections 1.752-1(a)(2) and 1.704-2(b)(3)) with respect to (and secured by) the Property (“Qualified Non-Recourse Debt”) that is at least equal to Contributor’s Protected Amount, as adjusted from time to time pursuant to the terms hereof.

(b)           Subject to Section 5(c), all tax returns filed by Partnership through the Protected Period shall report allocations of Qualified Non-Recourse Debt to Contributor in an amount equal to Contributor’s Protected Amount, as adjusted from time to time pursuant to the terms hereof.

(c)           Notwithstanding anything to the contrary in this Agreement, Partnership may satisfy all or any part of its obligation to maintain Qualified Non-Recourse Debt during the Protected Period pursuant to Section 5(a) by making available to Contributor the opportunity (a “Guarantee Opportunity”) to guarantee Qualifying Debt.  Any such Guarantee Opportunity will be made available to Contributor in an amount at least equal to the difference between Contributor’s Protected Amount immediately before such Guarantee Opportunity is offered and the reduced amount of Qualified Non-Recourse Debt to be allocable to Contributor (such reduced amount, the “Modified Protected Amount”), and Contributor’s Protected Amount shall be reduced to equal its Modified Protected Amount. In the event that, in accordance with this Section 5(c), Partnership reduces the amount of Qualified Non-Recourse Debt otherwise required by Section 5(a), Partnership will provide Contributor with notice of the type, amount and other relevant attributes of the Qualifying Debt with respect to which the Guarantee Opportunity is offered (which debt shall not (together with other debt to which the property is subject) exceed 65% of the property’s value) at least sixty (60) days, to the extent reasonably practicable, but in no event less than thirty (30) days prior to Partnership’s reduction of the level of such Qualified Non-Recourse Debt.  Upon Contributor providing a guarantee of a Qualifying Debt, all tax returns filed by Partnership through the Protected Period shall report allocations of recourse liabilities to Contributor in an amount equal to Contributor’s debt guarantee and allocations of Qualified Non-Recourse Debt in an amount equal to Contributor’s Modified Protected Amount.

6.	Indemnity by Partnership for Breach of Obligations set forth in Sections 4 and 5.

(a)           In the event that Partnership breaches its obligations set forth in Sections 4 or 5, Partnership shall pay to Contributor as damages an amount equal to the aggregate federal, state and local income taxes incurred by Contributor and its members as a result of the gain recognized by or allocated to Contributor by reason of such breach, plus an additional amount so that, after the payment by Contributor and such members of all taxes on amounts received by Contributor pursuant to this Section 6(a), Contributor will retain an amount equal to the total tax liability incurred by Contributor and its members with respect to the gain recognized as a result of such breach.  Partnership shall promptly notify Contributor in writing (but no later than thirty (30) days following the actions described in this sentence) of any actions taken by Partnership or any entity in which Partnership has a direct or indirect interest that will or likely will cause a breach of Section 4 or 5. The principles and tax rates set forth in Section 3(a) shall also apply for purposes of determining the timing and amount of payment to be made to Contributor pursuant to this Section 6(a).   In no event shall Partnership’s liability under this Section 6(a) for a breach of Section 5 exceed the sum of (A) the tax incurred by Contributor and its members with respect to the gain recognized by Contributor as a result of the breach, assuming for this purpose that such gain is equal to the Protected Amount, as adjusted from time to time pursuant to the terms hereof, and (B) the applicable gross-up.  Notwithstanding anything to the contrary contained in this Agreement, appropriate adjustments will be made to ensure that damages paid pursuant to this Section 6 are not duplicative of damages paid pursuant to Section 3.

(b)           Notwithstanding any provision of this Agreement to the contrary, the sole and exclusive rights and remedies of Contributor (including rights and remedies on behalf of its members) for a breach or violation of the covenants set forth in Sections 4 and 5 shall be a claim for damages against Partnership, computed as set forth in Section 6(a), and Contributor shall not be entitled to pursue a claim for specific performance of the covenants set forth in Sections 4 and 5.  If Partnership has breached or violated the covenants set forth in Sections 4 or 5 (or Contributor asserts that Partnership has breached or violated such covenants), procedures similar to those in Section 3(a) shall apply, and Partnership and Contributor agree to negotiate in good faith to resolve any disagreements regarding any such breach or violation and the amount of damages, if any, payable to Contributor under Section 6(a).  If any such disagreement cannot be resolved by Partnership and Contributor within thirty (30) days after such breach, Partnership and Contributor shall jointly retain Accounting Firm to act as an arbitrator to resolve as expeditiously as possible all points of any such disagreement (including, without limitation, whether a breach of the covenants set forth Section 4 and 5 occurred and, if so, the amount of damages to which Contributor is entitled as a result thereof, determined as set forth in Section 6(a)  All determinations made by the Accounting Firm with respect to the resolution of any breach or violation of the covenants set forth in Sections 4 and 5 and the amount of damages payable to Contributor under Section 6(a) shall be final, conclusive and binding on Partnership and Contributor.  The fees and expenses of any Accounting Firm incurred in connection with any such determination shall be shared equally by Partnership and Contributor.  In the event that Partnership and Contributor, each having acted in good faith and with its best efforts to select an Accounting Firm, are unable to retain an Accounting Firm within the thirty (30) day period mentioned above, then the Accounting Firm shall be that “Big Four” firm that has not rendered any auditing or other significant amount of services to either of Partnership and Contributor for the previous two years, or if more than one, the one chosen by Partnership.

7.           Notice of Sale Events.  Contributor hereby covenants and agrees to provide Partnership with written notice of any change in the direct or indirect ownership of Protected Units promptly after any such change in ownership and upon the request of Partnership.

8.           Requests for Information.  Partnership agrees to provide Contributor with such information as is reasonably available to Partnership regarding allocations of Partnership’s indebtedness under Section 752 of the Code and the Treasury Regulations thereunder, as Contributor may reasonably request.

9.           General Provisions.

(a)           Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent by overnight courier (providing proof of delivery) or sent as a PDF attachment to an email to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Contributor:

Holmwood Capital, LLC
1295 Whitehall Place
Sarasota, FL 34242
rkaplan@holmwoodcapital.com

with a copy to:

Robert R. Kaplan, Jr., Esq.
Kaplan Voekler Cunningham & Frank, PLC
1401 East Cary Street
Richmond, VA 23219
rkaplan@kv-legal.com

and

Steven F. Mount
Squire Patton Boggs (US) LLP
41 South High Street
Columbus, Ohio 43215
steven.mount@squirepb.com

If to the Partnership:

HC Government Realty Holdings, L.P.
1819 Main Street, Suite 212
Sarasota, FL 34236
rkaplan@holmwoodcapital.com

with a copy to:

T. Rhys James, Esq.
Kaplan Voekler Cunningham & Frank, PLC
1401 East Cary Street
Richmond, VA 23219
rjames@kv-legal.com

(b)           Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

(c)           Governing Law.  THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICT OF LAWS THEREOF.

(d)           Assignment.  The parties hereto contemplate that during the term of this Agreement Contributor may liquidate and distribute the Protected Units to its members or may redeem the interest of one or more members by distributing Protected Units. The parties agree to cooperate to structure any such transaction as non-taxable and to provide the protections available in this Agreement directly to the member or members receiving Protected Units.

IN WITNESS WHEREOF, Partnership and Contributor have caused this Agreement to be signed by their respective officers or general partner thereunto duly authorized all as of the date first written above.

HC GOVERNMENT REALTY HOLDINGS, L.P.

By: HC Government Realty Trust, Inc.,
general partner

By:

Name: _______________________________

Title: ________________________________

HOLMWOOD CAPITAL, LLC

By:

Name:  ___________________________________

Title:  ____________________________________

Schedule A

Property	Protected Amount
Cape Canaveral
Johnson City
Fort Smith
Jonesboro
Lorain
Port St. Lucie
Silt